Vantone Realty Corporation

12520 A1 Westheimer #139

Houston, Texas 77077

May 8, 2012

Pamela Long, Assistant Director

Chambre Malone, Staff Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3561

RE:	Vantone Realty Corporation
Form S-1 Registration Statement
Registration No. 333-179302

Dear Ms. Pamela & Ms. Malone,

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Vantone Realty Corporation (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Thursday, May 11, 2012 at 4:00 pm, EDT, or as soon thereafter as practicable.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the above captioned registration statement.

Thank you for your cooperation.

Vantone Realty Corporation
(the “Registrant”)

BY:	Tian Su Hua
Tian Su Hua
President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Secretary, Treasurer and sole member of the Board of Directors